Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1 November 2017

Commission file number: 001-10306

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of the Group’s residual EU State Aid obligations; the continuation of RBS’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2016 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the vote to leave in the EU Referendum and from the outcome of general elections in the UK and changes in government policies; RBS’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS’s ability to achieve its capital and leverage requirements or targets which will depend in part on RBS’s success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBS’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS’s IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2016 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

In this document Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity, which continues to be reported as a separate operating segment.

The unaudited condensed consolidated income statement, condensed consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity and related notes presented on pages 20 to 26 inclusive are presented on a statutory basis as described above.

Non-GAAP financial information

As described in Note 1 on page 24, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’). This document contains a number of non-GAAP (or non-IFRS) financial measures. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

The non-GAAP financial measures used in this document generally exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management, in conjunction with IFRS financial measures, to measure performance and make decisions regarding the future direction of the business. Management believes these non-GAAP financial measures, when provided in combination with reported IFRS results, provide helpful supplementary information for investors. These adjusted measures, derived from the reported results are non-IFRS financial measures but are not a substitute to IFRS reported measures.

The main non-GAAP measures used in this document include:

●

‘Adjusted’ financial measures of financial performance, principally operating profit, operating expenses, total income and other performance measures before: own credit adjustments; gain or loss on redemption of own debt; strategic disposals, restructuring costs and litigation and conduct costs;

●

Certain performance ratios based on the adjusted performance measures described above, including the adjusted cost:income ratio (calculated using adjusted operating income and costs), adjusted return on equity ratio (calculated using adjusted operating profit) and the 2017 cost saving progress and targets (calculated using operating expenses excluding litigation and conduct costs, restructuring costs and the VAT recoveries);

●

Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI) and ‘core businesses’ results combining PBB, CPB and NatWest Markets results which are presented to provide investors with a summary of the Group’s business performance; and

Reconciliations of these non-GAAP measures to the closest equivalent GAAP measure are presented throughout this document and in the Segmental income statement reconciliations on pages 10 to 12.

Introduction

Key operating indicators

This document includes a number of operational metrics which management believes may be helpful to investors in understanding the Group’s business, including the Group’s position against its own targets. These metrics include performance, funding and credit metrics such as ‘return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets) and net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, loan:deposit ratio and REIL/impairment provision ratios. These are internal metrics used to measure business performance.

Capital and liquidity measures

Certain liquidity and capital measures and ratios are presented in this document as management believes they are helpful for investors’ understanding of the liquidity and capital profile of the business and the Group’s position against its own targets and applicable regulatory requirements. Some of these measures are used by management for risk management purposes and may not yet be required to be disclosed by a government, governmental authority or self-regulatory organisation. As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers. These capital and liquidity measures and ratios include: the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio.

Recent development

RBS received confirmation from the PRA in Q4 2017 that the expected minimum going concern capital requirement for Pillar 2A would remain at the equivalent of 3.80% as disclosed in the 2016 Annual Report on Form 20-F.

Condensed consolidated income statement for the period ended 30 September 2017 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m

Interest receivable	8,280	8,488	2,818	2,730	2,796
Interest payable	(1,504)	(1,988)	(514)	(492)	(629)

Net interest income (1)	6,776	6,500	2,304	2,238	2,167

Fees and commissions receivable	2,492	2,519	826	844	843
Fees and commissions payable	(652)	(592)	(204)	(231)	(200)
Income from trading activities	832	384	(52)	485	401
(Loss)/gain on redemption of own debt	(7)	(127)	-	(9)	3
Other operating income	635	690	283	380	96

Non-interest income	3,300	2,874	853	1,469	1,143

Total income	10,076	9,374	3,157	3,707	3,310

Staff costs	(3,576)	(3,982)	(1,129)	(1,132)	(1,287)
Premises and equipment	(1,041)	(1,006)	(363)	(301)	(354)
Other administrative expenses	(1,736)	(3,234)	(528)	(789)	(1,095)
Depreciation and amortisation	(630)	(529)	(119)	(169)	(175)
Write down of other intangible assets	(12)	(89)	(4)	(8)	-

Operating expenses	(6,995)	(8,840)	(2,143)	(2,399)	(2,911)

Profit before impairment losses	3,081	534	1,014	1,308	399
Impairment losses	(259)	(553)	(143)	(70)	(144)

Operating profit/(loss) before tax	2,822	(19)	871	1,238	255
Tax charge	(992)	(922)	(265)	(400)	(582)

Profit/(loss) for the period	1,830	(941)	606	838	(327)

Attributable to:
Non-controlling interests	21	37	(8)	18	7
Preference share and other dividends	478	343	222	140	135
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	1,331	(2,514)	392	680	(469)

Earnings/(loss) per ordinary share (EPS)
Earnings/(loss) per ordinary share (2)	11.2p	(21.5p)	3.3p	5.7p	(3.9p)

Notes:

(1)

Negative interest on loans and advances is classed as interest payable. Negative interest on customer deposits is classed as interest receivable. Nine months ended and quarter ended 30 September 2016 have been re-presented accordingly.

(2)	There is no dilutive impact in any period.

For further information see statutory results on pages 20 to 26.

Condensed consolidated balance sheet as at 30 September 2017 (unaudited)

	30 September	30 June	31 December
	2017	2017	2016
	£m	£m	£m

Assets
Cash and balances at central banks	88,210	86,807	74,250
Net loans and advances to banks	16,671	20,685	17,278
Reverse repurchase agreements and stock borrowing	12,905	14,847	12,860
Loans and advances to banks	29,576	35,532	30,138
Net loans and advances to customers	324,650	326,059	323,023
Reverse repurchase agreements and stock borrowing	23,767	25,183	28,927
Loans and advances to customers	348,417	351,242	351,950
Debt securities	87,860	86,169	72,522
Equity shares	507	518	703
Settlement balances	8,528	12,091	5,526
Derivatives	171,720	193,531	246,981
Intangible assets	6,484	6,467	6,480
Property, plant and equipment	4,777	4,823	4,590
Deferred tax	1,637	1,677	1,803
Prepayments, accrued income and other assets	4,046	3,797	3,713
Total assets	751,762	782,654	798,656

Liabilities
Bank deposits	36,186	38,965	33,317
Repurchase agreements and stock lending	7,047	5,183	5,239
Deposits by banks	43,233	44,148	38,556
Customer deposits	359,879	359,882	353,872
Repurchase agreements and stock lending	33,245	37,855	27,096
Customer accounts	393,124	397,737	380,968
Debt securities in issue	31,700	31,997	27,245
Settlement balances	9,094	11,379	3,645
Short positions	31,793	29,862	22,077
Derivatives	164,394	184,161	236,475
Provisions for liabilities and charges	7,109	11,227	12,836
Accruals and other liabilities	6,925	6,603	7,006
Retirement benefit liabilities	152	182	363
Deferred tax	516	585	662
Subordinated liabilities	14,248	14,724	19,419

Total liabilities	702,288	732,605	749,252

Equity
Non-controlling interests	746	844	795
Owners’ equity*
Called up share capital	11,906	11,876	11,823
Reserves	36,822	37,329	36,786

Total equity	49,474	50,049	49,404

Total liabilities and equity	751,762	782,654	798,656

*Owners’ equity attributable to:
Ordinary shareholders	42,105	42,149	41,462
Other equity owners	6,623	7,056	7,147

	48,728	49,205	48,609

For further information see statutory results on pages 20 to 26.

The Royal Bank of Scotland Group plc

Highlights

Our strategy

RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders, and remains committed to achieving its target of being the number one bank for customer service, trust and advocacy by 2020. In order to achieve this ambition, our strategic priorities and long term targets remain as follows:

●	Strength and sustainability - CET1 ratio of 13% and a return on tangible equity of 12% or above;
●	Customer experience - number one for service, trust and advocacy;
●	Simplifying the bank - cost:income ratio of less than 50%;
●	Supporting sustainable growth - leading market positions in every franchise; and
●	Employee engagement - employee engagement in upper quartile of Global Financial Services norm.

Q3 2017 RBS highlights

Headline performance

●

RBS reported a profit before tax of £871 million and a profit attributable to ordinary shareholders of £392 million for Q3 2017, the third successive quarter of profit, and a profit attributable to ordinary shareholders of £1,331 million for the year to date.

●	Return on tangible equity(4,5) was 4.5% for the quarter, and 5.2% for the year to date, with a core adjusted return on equity(1,2,5) of 15.0% in Q3 2017.
●	RBS delivered positive adjusted operating JAWS(1,3) of 19.9% for the year to date.
●

Compared with Q2 2017, NIM reduced by 1 basis point. A 6 basis point increase in Capital Resolution and Centre as a result of interest income releases was more than offset by a 7 basis points decrease across the business with 4 basis points driven by a build up in liquidity and the remainder due to continued structural hedge roll-off and ongoing margin pressure associated with mortgage balance growth.

●	RBS remains on track to achieve all of its 2017 financial targets.

Delivering against our 2017 ambition

RBS’s stated ambition for the year is to grow income, cut costs and use less capital across its core businesses and to make progress on resolving legacy issues. In Q3 2017 we have continued to make progress against this ambition.

●

Grow income: Across the core(2) businesses income has increased by 7.3% in Q3 2017 compared with Q3 2016 and has increased 5.9% year to date. Adjusted income(1) has increased by 5.6% in Q3 2017 compared with Q3 2016 and has increased by 7.5% for the year to date.

●

Cut costs: Operating expenses have reduced by £1,845 million for the year to date. Excluding VAT recoveries, of £80 million, adjusted operating expenses(1) have reduced by £708 million for the year to date, with 33% delivered by the core businesses, and we remain on track to meet our full year £750 million cost reduction target(6).

●	Reduce capital usage: Excluding volume growth, core RWAs have reduced £10.2 billion for the year to date.
●

Resolve legacy issues: Capital Resolution RWAs reduced by a further £3.5 billion in the quarter to £23.1 billion, or £16.1 billion excluding RBS’s stake in Alawwal Bank (£7.0 billion at 30 September 2017). In addition, RBS has received formal approval from the European Commission for its alternative remedies package in respect of Williams & Glyn. This quarter is the last time we will report Capital Resolution and Williams & Glyn separately.

Continued loan growth while remaining within our risk appetite

●

Across PBB and CPB, net loans and advances increased by 3.4% on an annualised basis for the year to date, largely driven by mortgage growth within UK PBB, and we remain on track to meet our 3% full year target.

●

A net impairment charge of £143 million, 17 basis points of gross customer loans, was reported in Q3 2017. Risk elements in lending (REIL) were £9.0 billion, representing 2.7% of gross customer loans compared with 2.8% at Q2 2017. Within UK PBB, LTV on the mortgage portfolio was 56%, in line with FY 2016, and LTV on new mortgage lending was 70% for the year to date.

Building a stronger RBS

●

RBS continued to strengthen its capital position; CET1 ratio increased by 70 basis points in the quarter to 15.5% reflecting continued RWA reduction, the attributable profit and a reduction in the prudential valuation capital deduction, broadly offsetting the Capital Resolution losses taken in the quarter.

●	Leverage ratio increased by 20 basis points in the quarter to 5.3%.
●	Employee engagement has improved by 7 points to 83 (1 point above GFS Norm) meeting our target for 2017.
●	RBSG’s Commercial Banking franchise NPS is significantly ahead of its three biggest competitors, however more work is required to close the gap in some of our other target segments.

For notes refer to page 9.

Analysis of results

Q3 2017 progress

PBB, CPB & NatWest Markets businesses

Grow income

Across the core(2) businesses, income increased 5.9% year to date and by 7.3% in Q3 2017 compared with Q3 2016. Adjusted income has increased by 7.5% for the year to date and by 5.6% in Q3 2017 compared with Q3 2016. Across Personal & Business Banking (PBB) and Commercial & Private Banking (CPB), income growth has been supported by increased lending, with net loans and advances 3.6% higher than Q3 2016. NatWest Markets income was 2.9% higher for the year to date. Adjusted income(1) was 14.4% higher for the year to date as the business continues to navigate markets well.

On an annualised basis, PBB and CPB net loans and advances have increased by 3.4% in the first nine months of the year, with mortgage growth driving an 8.4% increase in UK PBB. Gross new mortgage lending was £7.1 billion with market share of new mortgages at approximately 10%, supporting growth in stock share to approximately 9.2%. Mortgage approval share was around 14% in the quarter, up from 12% in Q2 2017. Across CPB, net loans and advances have reduced by 2.1% on an annualised basis as growth in targeted segments has been more than offset by active capital management of our lending book.

Cut costs

Across the core(2) businesses, operating expenses have reduced by £488 million for the year to date. Adjusted operating expenses(1) have reduced £231 million for the year to date, representing 33% of the £708 million reduction achieved across the bank. Cost income ratio(1) across the core bank improved to 60.5% for the year to date compared with 69.6% for the equivalent period in 2016. Adjusted cost:income ratio(1) across the core(2) bank improved to 53.1% for the year to date compared with 59.8% for the equivalent period in 2016, with core(2) adjusted operating JAWS(3) of 11.8%.

RBS now has 5.2 million customers regularly using its mobile app, 14% higher than December 2016. Within UK PBB, digital service transactions were 7% higher than Q3 2016 and in Q3 2017 more than 60% of existing customers transferring to a new fixed rate mortgage deal switched digitally. New Bankline, our new best in class commercial web access tool, continues to be rolled out, simplifying the customer experience and saving customers’ time.

Reduce capital usage

Excluding volume growth, RWAs reduced by £10.2 billion across the core businesses for the year to date and we remain committed to achieving a gross RWA reduction of at least £20 billion by the end of 2018. The reduction comprised £0.5 billion in PBB, £6.3 billion in CPB and £3.4 billion in NatWest Markets.

Capital Resolution and legacy issues

Capital Resolution RWAs reduced by a further £3.5 billion in the quarter to £23.1 billion, or £16.1 billion excluding RBS’s stake in Alawwal Bank (£7.0 billion as at 30 September 2017), already towards the lower end of our £15 - £20 billion full year guidance. Disposal losses, other adjustments and impairments of £375 million were incurred in Q3 2017, although the charge is broadly CET1 neutral as the prudential valuation adjustment increase taken in Q2 2017 in anticipation of these losses has largely reversed. It remains our intention to wind up Capital Resolution during Q4 2017 and transfer the remaining assets back into the rest of the bank.

Williams & Glyn

On 18 September 2017 RBS announced that it had received confirmation from the European Commission that the alternative remedies package regarding Williams & Glyn, announced on 26 July 2017, had been formally approved in the form proposed. In full year 2017 reporting we will no longer report Williams & Glyn as a separate segment, but include as part of UK PBB.

For notes refer to the following page.

Analysis of results

Outlook(7)

We retain the 2017 full year financial guidance and medium term financial outlook we provided in the 2016 Annual Report on form 20-F. In addition, and subject to any further provisions for the investigations of the US Department of Justice into the Group’s historic RMBS related activities being substantially taken in 2017, our expectation remains that we will be profitable in 2018.

On 24 October 2017, RBS completed the disposal of its shares in Euroclear for a cash consideration of €275 million. RBS expects to recognise a gain on disposal before tax of around £175 million in Q4 2017.

Notes:

(1)	Refer to income statement reconciliations on page 10.
(2)	Core business comprises Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and NatWest Markets.
(3)	JAWS represents the combined net growth / reduction in income and costs over the period.
(4)	Calculated using profit/(loss) for the period attributable to ordinary shareholders.
(5)	Tangible equity is equity attributable to ordinary shareholders less intangible assets
(6)	Cost savings progress and 2017 target calculated using operating expenses excluding litigation and conduct costs, restructuring costs and the VAT recoveries.
(7)

The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the “Risk Factors” on pages 509 to 578 of the 2016 Annual Report on Form 20-F. These statements constitute forward-looking statements;

refer to Forward-looking statements in this announce.

Segmental income statement reconciliations

	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Nine months ended 30 September 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	4,303	443	2,678	487	292	1,326	(476)	626	397	10,076
Own credit adjustments	-	3	-	-	-	55	20	-	-	78
Loss on redemption of own debt	-	-	-	-	-	-	-	-	7	7
Strategic disposals	-	-	-	-	-	-	-	-	(156)	(156)
Total income - adjusted	4,303	446	2,678	487	292	1,381	(456)	626	248	10,005
Operating expenses - statutory	(2,333)	(422)	(1,439)	(335)	(153)	(1,125)	(715)	(230)	(243)	(6,995)
Restructuring costs - direct	24	25	42	1	2	48	195	-	697	1,034
Restructuring costs - indirect	184	27	96	16	4	86	(35)	-	(378)	-
Litigation and conduct costs	13	34	6	-	8	47	361	-	52	521
Operating expenses - adjusted	(2,112)	(336)	(1,295)	(318)	(139)	(944)	(194)	(230)	128	(5,440)
Impairment (losses)/releases	(139)	21	(245)	(4)	(3)	(1)	149	(36)	(1)	(259)
Operating profit/(loss) - statutory	1,831	42	994	148	136	200	(1,042)	360	153	2,822
Operating profit/(loss) - adjusted	2,052	131	1,138	165	150	436	(501)	360	375	4,306
Additional information
Return on equity (1)	30.8%	2.1%	8.3%	9.5%	12.2%	1.8%	nm	23.0%	nm	5.2%
Return on equity - adjusted (1,2,3)	34.8%	6.5%	9.9%	10.8%	13.7%	6.1%	nm	23.0%	nm	10.4%
Cost:income ratio (4)	54.2%	95.3%	51.8%	68.8%	52.4%	84.8%	nm	36.7%	nm	69.1%
Cost:income ratio - adjusted (2,3,4)	49.1%	75.3%	46.2%	65.3%	47.6%	68.4%	nm	36.7%	nm	53.9%

Nine months ended 30 September 2016
Income statement
Total income - statutory	3,951	439	2,548	496	278	1,289	(69)	620	(178)	9,374
Own credit adjustments	-	(3)	-	-	-	(82)	(142)	-	(67)	(294)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	127	127
Strategic disposals	-	-	-	-	-	-	81	-	(245)	(164)
Total income - adjusted	3,951	436	2,548	496	278	1,207	(130)	620	(363)	9,043
Operating expenses - statutory	(2,784)	(443)	(1,458)	(390)	(110)	(1,110)	(915)	(353)	(1,277)	(8,840)
Restructuring costs - direct	50	32	13	1	1	16	35	57	894	1,099
Restructuring costs - indirect	86	4	49	22	2	50	35	-	(248)	-
Litigation and conduct costs	420	95	16	2	(1)	62	257	-	889	1,740
Operating expenses - adjusted	(2,228)	(312)	(1,380)	(365)	(108)	(982)	(588)	(296)	258	(6,001)
Impairment (losses)/releases	(67)	66	(123)	(5)	(11)	-	(383)	(31)	1	(553)
Operating profit/(loss) - statutory	1,100	62	967	101	157	179	(1,367)	236	(1,454)	(19)
Operating profit/(loss) - adjusted	1,656	190	1,045	126	159	225	(1,101)	293	(104)	2,489
Additional information
Return on equity (1)	17.0%	3.1%	8.5%	7.0%	15.4%	1.6%	nm	14.8%	nm	(8.5%)
Return on equity - adjusted (1,2,3)	26.4%	9.5%	9.4%	8.9%	15.6%	2.4%	nm	18.3%	nm	(0.6%)
Cost:income ratio (4)	70.5%	100.9%	55.4%	78.6%	39.6%	86.1%	nm	56.9%	nm	94.2%
Cost:income ratio - adjusted (2,3,4)	56.4%	71.6%	52.2%	73.6%	38.8%	81.4%	nm	47.7%	nm	65.9%

For notes refer to page 12.

Segmental income statement reconciliations

	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Quarter ended 30 September 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	1,548	150	928	166	97	394	(374)	209	39	3,157
Own credit adjustments	-	-	-	-	-	7	(2)	-	-	5
Total income - adjusted	1,548	150	928	166	97	401	(376)	209	39	3,162
Operating expenses - statutory	(747)	(129)	(443)	(103)	(59)	(350)	(176)	(72)	(64)	(2,143)
Restructuring costs - direct	1	1	2	1	2	18	65	-	154	244
Restructuring costs - indirect	47	8	19	2	-	13	(39)	-	(50)	-
Litigation and conduct costs	-	1	2	-	8	13	89	-	12	125
Operating expenses - adjusted	(699)	(119)	(420)	(100)	(49)	(306)	(61)	(72)	52	(1,774)
Impairment (losses)/releases	(67)	10	(151)	3	2	-	71	(11)	-	(143)
Operating profit/(loss) - statutory	734	31	334	66	40	44	(479)	126	(25)	871
Operating profit/(loss) - adjusted	782	41	357	69	50	95	(366)	126	91	1,245
Additional information
Return on equity (1)	36.8%	4.6%	8.6%	13.2%	10.4%	0.6%	nm	24.6%	nm	4.5%
Return on equity - adjusted (1,2,3)	39.3%	6.1%	9.3%	13.8%	13.6%	3.6%	nm	24.6%	nm	8.2%
Cost:income ratio (4)	48.3%	86.0%	45.7%	62.0%	60.8%	88.8%	nm	34.4%	nm	67.5%
Cost:income ratio - adjusted (2,3,4)	45.2%	79.3%	43.1%	60.2%	50.5%	76.3%	nm	34.4%	nm	55.6%

Quarter ended 30 June 2017
Income statement
Total income - statutory	1,378	148	885	161	97	444	(43)	211	426	3,707
Own credit adjustments	-	2	-	-	-	28	15	-	(1)	44
Gain on redemption of own debt	-	-	-	-	-	-	-	-	9	9
Strategic disposals	-	-	-	-	-	-	-	-	(156)	(156)
Total income - adjusted	1,378	150	885	161	97	472	(28)	211	278	3,604
Operating expenses - statutory	(735)	(151)	(446)	(108)	(48)	(355)	(378)	(74)	(104)	(2,399)
Restructuring costs - direct	3	5	1	-	-	10	60	-	134	213
Restructuring costs - indirect	26	4	17	3	1	25	(12)	-	(64)	-
Litigation and conduct costs	9	33	1	-	-	3	266	-	30	342
Operating expenses - adjusted	(697)	(109)	(427)	(105)	(47)	(317)	(64)	(74)	(4)	(1,844)
Impairment (losses)/releases	(40)	(13)	(33)	(4)	2	(1)	33	(14)	-	(70)
Operating profit/(loss) - statutory	603	(16)	406	49	51	88	(388)	123	322	1,238
Operating profit/(loss) - adjusted	641	28	425	52	52	154	(59)	123	274	1,690
Additional information
Return on equity (1)	30.8%	(2.4%)	10.7%	9.6%	14.0%	2.9%	nm	23.5%	nm	8.0%
Return on equity - adjusted (1,2,3)	32.8%	4.3%	11.4%	10.3%	14.3%	6.6%	nm	23.5%	nm	12.9%
Cost:income ratio (4)	53.3%	102.0%	48.3%	67.1%	49.5%	80.0%	nm	35.1%	nm	64.4%
Cost:income ratio - adjusted (2,3,4)	50.6%	72.7%	46.1%	65.2%	48.5%	67.2%	nm	35.1%	nm	50.7%

For notes refer to next page.

Segmental income statement reconciliations

	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Quarter ended 30 September 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,336	146	849	165	93	471	103	209	(62)	3,310
Own credit adjustments	-	-	-	-	-	55	42	-	59	156
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(3)	(3)
Strategic disposals	-	-	-	-	-	-	30	-	1	31
Total income - adjusted	1,336	146	849	165	93	526	175	209	(5)	3,494
Operating expenses - statutory	(742)	(131)	(474)	(112)	(39)	(381)	(437)	(111)	(484)	(2,911)
Restructuring costs - direct	(1)	8	12	-	-	6	23	12	409	469
Restructuring costs - indirect	26	3	9	3	-	27	10	-	(78)	-
Litigation and conduct costs	(1)	3	6	-	(1)	6	231	-	181	425
Operating expenses - adjusted	(718)	(117)	(447)	(109)	(40)	(342)	(173)	(99)	28	(2,017)
Impairment (losses)/releases	(27)	39	(20)	(3)	-	-	(120)	(14)	1	(144)
Operating profit/(loss) - statutory	567	54	355	50	54	90	(454)	84	(545)	255
Operating profit/(loss) - adjusted	591	68	382	53	53	184	(118)	96	24	1,333

Additional information
Return on equity (1)	27.1%	7.8%	9.5%	11.1%	15.4%	3.1%	nm	15.7%	nm	(4.8%)
Return on equity - adjusted (1,2,3)	28.3%	9.9%	10.4%	11.8%	15.1%	8.0%	nm	17.9%	nm	4.6%
Cost income ratio (4)	55.5%	89.7%	53.9%	67.9%	41.9%	80.9%	nm	53.1%	nm	87.8%
Cost income ratio - adjusted (2,3,4)	53.7%	80.1%	50.6%	66.1%	43.0%	65.0%	nm	47.4%	nm	57.3%

Notes:

(1)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS’s Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)

Operating lease depreciation included in income (nine months ended September 2017 - £107 million; Q3 2017 - £35 million; nine months ended September 2016 - £115 million; Q2 2017 - £36 million, Q3 2016 - £39 million).

Analysis of results

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
Operating profit/(loss) before tax	£m	£m	£m	£m	£m
Statutory operating profit/(loss)	2,822	(19)	871	1,238	255
Adjusted for
Own credit adjustments	78	(294)	5	44	156
Loss/(gain) on redemption of own debt	7	127	-	9	(3)
Strategic disposals	(156)	(164)	-	(156)	31
Litigation and conduct costs	521	1,740	125	342	425
Restructuring costs	1,034	1,099	244	213	469
Adjusted operating profit	4,306	2,489	1,245	1,690	1,333

PBB, CPB & NWM - adjusted operating profit(1)	4,072	3,401	1,394	1,352	1,331

●

Operating profit increased by £616 million compared with Q3 2016 largely reflecting a decrease in operating expenses, primarily in relation to lower litigation and conduct and restructuring costs. Adjusted operating profit(1) reduced by 6.6% compared with Q3 2016 largely reflecting increased losses in Capital Resolution, up £248 million to £366 million.

●

Across the core(2) businesses operating profit increased by 6.8%. UK PBB increased by 29.5%, benefiting from a £168 million debt sale gain. Partially offsetting this, lower income drove a £46 million reduction in NatWest Markets operating profit and included an own credit adjustment of £7 million compared with £55 million in Q3 2016.

●

Compared with Q2 2017, operating profits were £367 million lower, primarily reflecting lower litigation and conduct and lower strategic disposal gains in the period (Q3 2017 – nil; Q2 2017 - £156 million). Adjusted operating profits(1) were £445 million lower reflecting increased Capital Resolution losses, lower IFRS volatility gains(3) (£21 million compared with £172 million in Q2 2017) and higher impairment losses in Commercial Banking, partially offset by the debt sale gain in UK PBB.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
Total income	£m	£m	£m	£m	£m

Statutory total income	10,076	9,374	3,157	3,707	3,310
Adjusted for
Own credit adjustments	78	(294)	5	44	156
Loss/(gain) on redemption of own debt	7	127	-	9	(3)
Strategic disposals	(156)	(164)	-	(156)	31
Adjusted total income	10,005	9,043	3,162	3,604	3,494

PBB, CPB & NWM - adjusted total income(1)	9,587	8,916	3,290	3,143	3,115

Notable items within adjusted total income
IFRS volatility in Central items (3)	175	(818)	21	172	(150)
UK PBB debt sale gain	176	4	168	-	-
Commercial Banking disposal gain	52	-	52	-	-
FX reserve (loss)/gain in Central items	(37)	97	(37)	-	97
Unwind of securitisations in the property portfolio	(105)	-	-	-	-
FX (losses)/gains in Central items	(138)	209	(30)	(56)	(44)
Capital Resolution disposal losses
and other adjustments	(549)	(166)	(446)	(53)	(113)

Refer to page 16 for footnotes.

Analysis of results

Total income continued

●

UK PBB income increased by 15.9% compared with Q3 2016, as increased mortgage lending has more than offset margin pressure, and included a £168 million debt sale gain. Excluding this gain, UK PBB income increased by 3.3% compared with Q3 2016. Ulster Bank RoI income increased by 2.7% due to the impact of foreign exchange movements and lower income on free funds and one-off items in Q3 2016. In Euro terms income reduced by 2.9%.

●

Commercial Banking income increased by 9.3% compared with Q3 2016 reflecting a £52 million asset disposal gain, increased deposit volumes and re-pricing benefits. RBS International income increased by 4.3% whilst Private Banking income was stable at £166 million.

●

NatWest Markets income of £394 million was 16.3% lower than Q3 2016 which benefited from heightened customer activity and favourable market conditions following the EU referendum and central bank actions. Own credit adjustments were £7 million in Q3 2016, compared with £55 million in Q3 2016. NatWest Markets adjusted income(1) of £401 million was 23.8% lower than Q3 2016.

●

Compared with Q2 2017, total income was £550 million lower primarily due to lower strategic disposal gains (Q3 2017 – nil; Q2 2017 - £156 million). Adjusted income(1) was £442 million lower reflecting increased Capital Resolution losses, reduced IFRS volatility gains and lower NatWest Markets income, partially offset by the debt sale gain in UK PBB.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
Net interest margin	%	%	%	%	%

Net interest margin (NIM)	2.16%	2.18%	2.12%	2.13%	2.17%

●	NIM reduced by 5 basis points versus Q3 2016 principally reflecting increased liquidity requirements and asset margin pressure.
●

Compared with Q2 2017, NIM reduced by 1 basis point. A 6 basis point increase in Capital Resolution and Centre as a result of interest income releases was more than offset by a 7 basis points decrease across the business with 4 basis points driven by a build up in liquidity and the remainder due to continued structural hedge roll-off and ongoing margin pressure associated with mortgage balance growth.

●	The sensitivity of net interest earnings, over the next 12 months, to an immediate increase of 25 basis points to all interest rates is c.£175 million across all currencies.

Refer to page 16 for footnotes.

Analysis of results

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
Operating expenses	£m	£m	£m	£m	£m

Statutory operating expenses	6,995	8,840	2,143	2,399	2,911
Adjusted for
Litigation and conduct costs	(521)	(1,740)	(125)	(342)	(425)
Restructuring costs	(1,034)	(1,099)	(244)	(213)	(469)
Adjusted operating expenses	5,440	6,001	1,774	1,844	2,017
PBB, CPB & NWM - adjusted operating expenses(1)	5,144	5,375	1,693	1,702	1,773

Notable items within adjusted operating expenses
VAT recovery in Central items	(80)	(227)	(29)	-	-

Notable items within restructuring costs
Property exit costs	203	-	(14)	(18)	-
Williams and Glyn restructuring costs	75	646	17	46	301

●

UK PBB operating expenses remained stable at £747 million compared with £742 million in Q3 2016. UK PBB adjusted operating expenses(1) reduced by 2.6% compared with Q3 2016 reflecting reduced headcount coupled with process and productivity improvements, partially offset by increased technology infrastructure costs. Ulster Bank RoI operating expenses reduced by 1.53% (6.0% on a Euro basis) compared with Q3 2016. Ulster Bank RoI adjusted operating expenses(1) increased by 1.7% (5.8% decreased on a Euro basis).

●

Commercial Banking operating expenses reduced 6.5% compared with Q3 2016 reflecting cost efficiencies and a 15.5% reduction in headcount. Commercial Banking adjusted operating expenses(1) reduced 6.0% compared with Q3 2016. Cost efficiencies also drove an 8.0% reduction in Private Banking operating expenses. Adjusted operating expenses(1) reduced by 8.3%. RBSI operating expenses increased 51.3% reflecting increased investment spend and litigation and conduct costs, in part associated with the creation of a bank outside the ring-fence. Adjusted operating expenses(1) increased 22.5% compared with Q3 2016.

●

NatWest Markets operating expenses were 8.1% lower than in Q3 2016, principally due to the prior year including an expense adjustment for investment spend that had previously been capitalised. This was partly offset by an increase in litigation and conduct costs.  Adjusted operating expenses(1) were 10.5% lower than Q3 2016.

●	Capital Resolution operating expenses reduced by 59.7% to £176 million compared with Q3 2016. Adjusted operating expenses(1) reduced by 64.7% to £61 million compared with Q3 2016.
●

Compared with Q2 2017, operating expenses were £256 million lower, primarily due to lower litigation and conduct and restructuring costs. Adjusted operating expenses(1) of £1,774 million were £70 million lower and included a £29 million VAT recovery.

Refer to the following page for footnotes.

Analysis of results

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
Impairment losses	£m	£m	£m	£m	£m

Impairment losses	259	553	143	70	144

Notable items within impairment losses
Capital Resolution impairment (releases)/losses	(149)	383	(71)	(33)	120
Ulster Bank RoI impairment (releases)/losses	(21)	(66)	(10)	13	(39)
Commercial Banking impairment losses	245	123	151	33	20

●

UK PBB reported a net impairment loss of £67 million, 19 basis points of gross customer loans, £40 million higher than Q3 2016 primarily reflecting reduced provision releases. Defaults remain low across all portfolios.

●	Commercial Banking reported a net impairment loss of £151 million in the quarter.
●	Capital Resolution reported a net impairment release of £71 million compared with a charge of £120 million in Q3 2016, which included a £190 million charge in respect of the shipping portfolio.
●	Compared with Q2 2017, impairments increased by £73 million reflecting higher impairment losses in Commercial Banking.

Notes:

(1)      Refer to the income statement reconciliations on page 10.

(2)      Core business comprises Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and NatWest Markets.

(3)      IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Analysis of results

	End-point CRR basis (1)
	30 September	30 June	31 December
	2017	2017	2016
Risk asset ratios	%	%	%

CET1	15.5	14.8	13.4
Tier 1	17.4	16.7	15.2
Total	20.6	20.0	19.2

Capital	£m	£m	£m
Tangible equity	35,621	35,682	34,982

Expected loss less impairment provisions	(1,197)	(1,226)	(1,371)
Prudential valuation adjustment	(459)	(854)	(532)
Deferred tax assets	(865)	(877)	(906)
Own credit adjustments	(110)	(142)	(304)
Pension fund assets	(185)	(186)	(208)
Cash flow hedging reserve	(298)	(575)	(1,030)
Other adjustments for regulatory purposes	51	52	(8)

Total deductions	(3,063)	(3,808)	(4,359)
CET1 capital	32,558	31,874	30,623
AT1 capital	4,041	4,041	4,041
Tier 1 capital	36,599	35,915	34,664
Tier 2 capital	6,841	7,107	9,161

Total regulatory capital	43,440	43,022	43,825

Risk-weighted assets

Credit risk
- non-counterparty	154,400	157,300	162,200
- counterparty	16,000	17,800	22,900
Market risk	16,400	16,500	17,400
Operational risk	23,800	23,800	25,700

Total RWAs	210,600	215,400	228,200

Leverage (2)

Cash and balances at central banks	88,200	86,800	74,200
Derivatives	171,700	193,500	247,000
Loans and advances	341,500	346,800	340,300
Reverse repos	36,700	40,000	41,800
Other assets	113,700	115,600	95,400

Total assets	751,800	782,700	798,700
Derivatives
- netting and variation margin	(169,500)	(193,400)	(241,700)
- potential future exposures	54,100	56,700	65,300
Securities financing transactions gross up	2,300	1,900	2,300
Undrawn commitments	52,600	53,100	58,600
Regulatory deductions and other adjustments	200	800	100

CRR Leverage exposure	691,500	701,800	683,300

CRR leverage ratio%	5.3	5.1	5.1

UK leverage exposure (3)	609,400	618,700	614,600

UK leverage ratio% (3)	6.0	5.8	5.6

Notes:

(1)

CRR as implemented by the PRA in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full with the exception of unrealised gains on available-for-sale securities which have been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(3)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance

	Nine months ended 30 September 2017
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,359	310	1,711	342	244	65	100	499	146	6,776
Other non-interest income	944	136	967	145	48	1,316	(556)	127	102	3,229
Total income - adjusted (3)	4,303	446	2,678	487	292	1,381	(456)	626	248	10,005
Own credit adjustments	-	(3)	-	-	-	(55)	(20)	-	-	(78)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(7)	(7)
Strategic disposals	-	-	-	-	-	-	-	-	156	156
Total income	4,303	443	2,678	487	292	1,326	(476)	626	397	10,076
Direct expenses - staff costs	(492)	(146)	(358)	(110)	(36)	(440)	(33)	(141)	(1,239)	(2,995)
- other costs	(172)	(41)	(166)	(18)	(10)	(149)	(38)	(29)	(1,822)	(2,445)
Indirect expenses	(1,448)	(149)	(771)	(190)	(93)	(355)	(123)	(60)	3,189	-
Operating expenses - adjusted (4)	(2,112)	(336)	(1,295)	(318)	(139)	(944)	(194)	(230)	128	(5,440)
Restructuring costs - direct	(24)	(25)	(42)	(1)	(2)	(48)	(195)	-	(697)	(1,034)
- indirect	(184)	(27)	(96)	(16)	(4)	(86)	35	-	378	-
Litigation and conduct costs	(13)	(34)	(6)	-	(8)	(47)	(361)	-	(52)	(521)
Operating expenses	(2,333)	(422)	(1,439)	(335)	(153)	(1,125)	(715)	(230)	(243)	(6,995)
Operating profit/(loss) before impairment (losses)/releases	1,970	21	1,239	152	139	201	(1,191)	396	154	3,081
Impairment (losses)/releases	(139)	21	(245)	(4)	(3)	(1)	149	(36)	(1)	(259)
Operating profit/(loss)	1,831	42	994	148	136	200	(1,042)	360	153	2,822
Operating profit/(loss) - adjusted (3,4)	2,052	131	1,138	165	150	436	(501)	360	375	4,306
Additional information
Return on equity (5)	30.8%	2.1%	8.3%	9.5%	12.2%	1.8%	nm	23.0%	nm	5.2%
Return on equity - adjusted (3,4,5)	34.8%	6.5%	9.9%	10.8%	13.7%	6.1%	nm	23.0%	nm	10.4%
Cost:income ratio (6)	54.2%	95.3%	51.8%	68.8%	52.4%	84.8%	nm	36.7%	nm	69.1%
Cost:income ratio - adjusted (3,4,6)	49.1%	75.3%	46.2%	65.3%	47.6%	68.4%	nm	36.7%	nm	53.9%
Average interest earning assets (£bn)	153.0	25.3	131.2	18.5	23.9	17.7	15.1	25.3	nm	419.5
Net interest margin	2.93%	1.64%	1.74%	2.48%	1.37%	0.49%	0.88%	2.63%	nm	2.16%
Total assets (£bn)	164.5	25.1	147.3	19.9	24.3	215.7	89.3	25.6	40.1	751.8
Funded assets (£bn) (7)	164.5	25.1	147.3	19.9	24.3	112.7	22.2	25.6	38.4	580.0
Net loans and advances to customers (£bn)	140.4	19.5	96.6	13.3	9.3	16.7	8.4	20.4	0.1	324.7
Risk elements in lending (£bn)	1.7	3.4	1.7	0.1	0.1	-	1.6	0.3	0.1	9.0
Impairment provisions (£bn)	(1.1)	(1.1)	(0.8)	-	-	-	(0.5)	(0.2)	(0.2)	(3.9)
Customer deposits (£bn)	154.0	17.3	98.2	27.0	24.9	7.1	6.6	24.6	0.2	359.9
Risk-weighted assets (RWAs) (£bn)	34.0	17.9	74.6	9.2	9.6	31.8	23.1	9.3	1.1	210.6
RWA equivalent (£bn) (5)	37.2	18.9	77.4	9.2	9.6	33.5	25.6	9.8	1.3	222.5
Employee numbers (FTEs - thousands) (8)	17.4	2.8	4.9	1.6	0.8	5.4	0.1	4.0	36.6	73.6

For the notes to this table refer to page 20. nm = not meaningful

Segment performance

	Quarter ended 30 September 2017
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,128	104	570	116	83	23	76	166	38	2,304
Other non-interest income	420	46	358	50	14	378	(452)	43	1	858

Total income adjusted (3)	1,548	150	928	166	97	401	(376)	209	39	3,162
Own credit adjustments	-	-	-	-	-	(7)	2	-	-	(5)
Total income	1,548	150	928	166	97	394	(374)	209	39	3,157
Direct expenses - staff costs	(163)	(50)	(113)	(36)	(13)	(143)	(7)	(45)	(384)	(954)
- other costs	(51)	(17)	(55)	(6)	(3)	(50)	(19)	(9)	(610)	(820)
Indirect expenses	(485)	(52)	(252)	(58)	(33)	(113)	(35)	(18)	1,046	-
Operating expenses - adjusted (4)	(699)	(119)	(420)	(100)	(49)	(306)	(61)	(72)	52	(1,774)
Restructuring costs - direct	(1)	(1)	(2)	(1)	(2)	(18)	(65)	-	(154)	(244)
Restructuring costs - indirect	(47)	(8)	(19)	(2)	-	(13)	39	-	50	-
Litigation and conduct costs	-	(1)	(2)	-	(8)	(13)	(89)	-	(12)	(125)

Operating expenses	(747)	(129)	(443)	(103)	(59)	(350)	(176)	(72)	(64)	(2,143)

Operating profit/(loss) before impairment (losses)/releases	801	21	485	63	38	44	(550)	137	(25)	1,014
Impairment (losses)/releases	(67)	10	(151)	3	2	-	71	(11)	-	(143)

Operating profit/(loss)	734	31	334	66	40	44	(479)	126	(25)	871

Operating profit/(loss) - adjusted (3,4)	782	41	357	69	50	95	(366)	126	91	1,245
Additional information
Return on equity (5)	36.8%	4.6%	8.6%	13.2%	10.4%	0.6%	nm	24.6%	nm	4.5%
Return on equity - adjusted (3,4,5)	39.3%	6.1%	9.3%	13.8%	13.6%	3.6%	nm	24.6%	nm	8.2%
Cost:income ratio (6)	48.3%	86.0%	45.7%	62.0%	60.8%	88.8%	nm	34.4%	nm	67.5%
Cost:income ratio - adjusted (3,4,6)	45.2%	79.3%	43.1%	60.2%	50.5%	76.3%	nm	34.4%	nm	55.6%
Average interest earning assets (£bn)	155.8	26.1	130.0	19.2	23.7	19.1	13.5	25.4	nm	431.0
Net interest margin	2.87%	1.58%	1.74%	2.39%	1.39%	0.48%	2.23%	2.60%	nm	2.12%
Total assets (£bn)	164.5	25.1	147.3	19.9	24.3	215.7	89.3	25.6	40.1	751.8
Funded assets (£bn) (7)	164.5	25.1	147.3	19.9	24.3	112.7	22.2	25.6	38.4	580.0
Net loans and advances to customers (£bn)	140.4	19.5	96.6	13.3	9.3	16.7	8.4	20.4	0.1	324.7
Risk elements in lending (£bn)	1.7	3.4	1.7	0.1	0.1	-	1.6	0.3	0.1	9.0
Impairment provisions (£bn)	(1.1)	(1.1)	(0.8)	-	-	-	(0.5)	(0.2)	(0.2)	(3.9)
Customer deposits (£bn)	154.0	17.3	98.2	27.0	24.9	7.1	6.6	24.6	0.2	359.9
Risk-weighted assets (RWAs) (£bn)	34.0	17.9	74.6	9.2	9.6	31.8	23.1	9.3	1.1	210.6
RWA equivalent (£bn) (5)	37.2	18.9	77.4	9.2	9.6	33.5	25.6	9.8	1.3	222.5
Employee numbers (FTEs - thousands) (8)	17.4	2.8	4.9	1.6	0.8	5.4	0.1	4.0	36.6	73.6

For the notes to this table refer to following page. nm = not meaningful.

Condensed consolidated income statement for the period ended 30 September 2017 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m

Interest receivable	8,280	8,488	2,818	2,730	2,796
Interest payable	(1,504)	(1,988)	(514)	(492)	(629)

Net interest income (1)	6,776	6,500	2,304	2,238	2,167

Fees and commissions receivable	2,492	2,519	826	844	843
Fees and commissions payable	(652)	(592)	(204)	(231)	(200)
Income from trading activities	832	384	(52)	485	401
(Loss)/gain on redemption of own debt	(7)	(127)	-	(9)	3
Other operating income	635	690	283	380	96

Non-interest income	3,300	2,874	853	1,469	1,143

Total income	10,076	9,374	3,157	3,707	3,310

Staff costs	(3,576)	(3,982)	(1,129)	(1,132)	(1,287)
Premises and equipment	(1,041)	(1,006)	(363)	(301)	(354)
Other administrative expenses	(1,736)	(3,234)	(528)	(789)	(1,095)
Depreciation and amortisation	(630)	(529)	(119)	(169)	(175)
Write down of other intangible assets	(12)	(89)	(4)	(8)	-

Operating expenses	(6,995)	(8,840)	(2,143)	(2,399)	(2,911)

Profit before impairment losses	3,081	534	1,014	1,308	399
Impairment losses	(259)	(553)	(143)	(70)	(144)

Operating profit/(loss) before tax	2,822	(19)	871	1,238	255
Tax charge	(992)	(922)	(265)	(400)	(582)

Profit/(loss) for the period	1,830	(941)	606	838	(327)

Attributable to:
Non-controlling interests	21	37	(8)	18	7
Preference share and other dividends	478	343	222	140	135
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	1,331	(2,514)	392	680	(469)

Earnings/(loss) per ordinary share (EPS)
Earnings/(loss) per ordinary share (2)	11.2p	(21.5p)	3.3p	5.7p	(3.9p)

Notes:

(1)

Negative interest on loans and advances is classed as interest payable. Negative interest on customer deposits is classed as interest receivable. Nine months ended and quarter ended 30 September 2016 have been re-presented accordingly.

(2)	There is no dilutive impact in any period.

Notes to segment performance on pages 18 and 19

(1)

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)	Central items include unallocated transactions which principally comprise volatile items under IFRS and balances in relation to international private banking for Q1 2016.
(3)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(4)	Excluding restructuring costs and litigation and conduct costs.
(5)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS’s Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(6)	Operating lease depreciation included in income (nine months ended September 2017 - £107 million and Q3 2017 - £35 million).
(7)	Funded assets exclude derivative assets.
(8)	On 1 January 2017 4.5 thousand employees on a FTE basis were transferred from Central items to NatWest Markets in preparation for ring-fencing.

Condensed consolidated statement of comprehensive income for the period ended 30 September 2017 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m
Profit/(loss) for the period	1,830	(941)	606	838	(327)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(26)	(1,047)	-	(5)	(52)
Loss on fair value of credit in financial liabilities
designated at fair value through profit or loss
due to own credit risk	(107)	-	(30)	(57)	-
Tax	(5)	285	3	8	12
	(138)	(762)	(27)	(54)	(40)
Items that do qualify for reclassification
Available-for-sale financial assets	37	(162)	8	(31)	(67)
Cash flow hedges	(983)	1,515	(372)	(422)	(66)
Currency translation	82	1,276	(21)	109	205
Tax	237	(297)	76	128	63
	(627)	2,332	(309)	(216)	135
Other comprehensive (loss)/income after tax	(765)	1,570	(336)	(270)	95

Total comprehensive income/(loss) for the period	1,065	629	270	568	(232)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	30	157	(19)	39	32
Preference shareholders	155	192	70	45	79
Paid-in equity holders	323	151	152	95	56
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	557	(1,064)	67	389	(399)
	1,065	629	270	568	(232)

Condensed consolidated balance sheet as at 30 September 2017 (unaudited)

	30 September	30 June	31 December
	2017	2017	2016
	£m	£m	£m

Assets
Cash and balances at central banks	88,210	86,807	74,250
Net loans and advances to banks	16,671	20,685	17,278
Reverse repurchase agreements and stock borrowing	12,905	14,847	12,860
Loans and advances to banks	29,576	35,532	30,138
Net loans and advances to customers	324,650	326,059	323,023
Reverse repurchase agreements and stock borrowing	23,767	25,183	28,927
Loans and advances to customers	348,417	351,242	351,950
Debt securities	87,860	86,169	72,522
Equity shares	507	518	703
Settlement balances	8,528	12,091	5,526
Derivatives	171,720	193,531	246,981
Intangible assets	6,484	6,467	6,480
Property, plant and equipment	4,777	4,823	4,590
Deferred tax	1,637	1,677	1,803
Prepayments, accrued income and other assets	4,046	3,797	3,713
Total assets	751,762	782,654	798,656

Liabilities
Bank deposits	36,186	38,965	33,317
Repurchase agreements and stock lending	7,047	5,183	5,239
Deposits by banks	43,233	44,148	38,556
Customer deposits	359,879	359,882	353,872
Repurchase agreements and stock lending	33,245	37,855	27,096
Customer accounts	393,124	397,737	380,968
Debt securities in issue	31,700	31,997	27,245
Settlement balances	9,094	11,379	3,645
Short positions	31,793	29,862	22,077
Derivatives	164,394	184,161	236,475
Provisions for liabilities and charges	7,109	11,227	12,836
Accruals and other liabilities	6,925	6,603	7,006
Retirement benefit liabilities	152	182	363
Deferred tax	516	585	662
Subordinated liabilities	14,248	14,724	19,419

Total liabilities	702,288	732,605	749,252

Equity
Non-controlling interests	746	844	795
Owners’ equity*
Called up share capital	11,906	11,876	11,823
Reserves	36,822	37,329	36,786

Total equity	49,474	50,049	49,404

Total liabilities and equity	751,762	782,654	798,656

*Owners’ equity attributable to:
Ordinary shareholders	42,105	42,149	41,462
Other equity owners	6,623	7,056	7,147

	48,728	49,205	48,609

Condensed consolidated statement of changes in equity for the period ended 30 September 2017 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	41,926	4,582	(12,936)	15,037	48,609	795	49,404
Profit attributable to ordinary shareholders
and other equity owners	-	-	1,809	-	1,809	21	1,830
Other comprehensive income
- changes in fair value of credit in financial
liabilities designated at fair value through profit
or loss due to own credit risk	-	-	(107)	-	(107)	-	(107)
- other amounts recognised in equity	-	-	(26)	(175)	(201)	9	(192)
- amounts transferred from equity to profit or loss	-	-	-	(677)	(677)	-	(677)
- recycled to profit or loss on disposal
of businesses (1)	-	-	-	(21)	(21)	-	(21)
- tax	-	-	(5)	237	232	-	232
Preference share and other dividends paid	-	-	(478)	-	(478)	(20)	(498)
Shares and securities issued during the period	226	-	(5)	-	221	-	221
Redemption of preference shares (2)	692	-	(692)	-	-	-	-
Reclassification of paid-in equity (3)	-	(524)	(196)	-	(720)	-	(720)
Capital reduction (4)	(30,331)	-	30,331	-	-	-	-
Share-based payments - gross	-	-	(26)	-	(26)	-	(26)
Movement in own shares held	87	-	-	-	87	-	87
Equity withdrawn	-	-	-	-	-	(59)	(59)
At 30 September 2017	12,600	4,058	17,669	14,401	48,728	746	49,474

							30 September
							2017
Total equity is attributable to:							£m
Non-controlling interests							746
Preference shareholders							2,565
Paid-in equity holders							4,058
Ordinary shareholders							42,105
							49,474
*Other reserves consist of:
Merger reserve							10,881
Available-for-sale reserve							260
Cash flow hedging reserve							298
Foreign exchange reserve							2,962
							14,401

Notes:

(1)	No tax impact.
(2)

In September 2017, non-cumulative US dollar preference shares recorded as debt were redeemed at their original issue price of US$1.1billion. The nominal value of £0.3 million has been credited to the capital redemption reserve; share premium increased by £0.7 billion in respect of the premium received on issue, with a corresponding decrease in retained earnings.

(3)

Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust D in March 2017 (redeemed in June 2017) and the call of US$564 million and CAD321 million EMTN notes in August 2017 (redeemed in October 2017).

(4)

On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of share premium account and capital redemption reserve were transferred to retained earnings.

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2016 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

Ahead of adopting IFRS 9 Financial Instruments from 1 January 2018 RBS has adopted the provisions in respect of the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss from 1 January 2017.  Accordingly, a loss of £30 million has been reported in the consolidated statement of other comprehensive income in Q3 2017 instead of in the consolidated income statement. Comparatives have not been restated, however, in Q3 2016 a loss of £92 million was included in the consolidated income statement. Own credit adjustments on financial liabilities held-for-trading will continue to be recognised in the consolidated income statement, a loss of £5 million was reported in Q3 2017 (Q3 2016 – loss of £64 million).

Apart from the above RBS’s principal accounting policies are as set out on pages 297 to 306 of the 2016 Annual Report on Form 20-F. Other amendments to IFRS effective for 2017 have not had a material effect on RBS’s Q3 2017 results.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 394 to 396 of RBS’s 2016 Annual Report on Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 September 2017 have been prepared on a going concern basis.

2. Provisions for liabilities and charges

	Payment	Other	Residential	Litigation
	protection	customer	mortgage	and other
	insurance	redress (1)	backed securities	regulatory	Other (2)	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2017	1,253	1,105	6,752	1,918	1,808	12,836
Currency translation and other movements	-	(1)	(114)	(13)	10	(118)
Charge to income statement	-	-	-	32	204	236
Releases to income statement	-	(2)	-	(3)	(39)	(44)
Provisions utilised	(78)	(99)	-	(950)	(164)	(1,291)
At 31 March 2017	1,175	1,003	6,638	984	1,819	11,619

Currency translation and other movements	-	5	(237)	(17)	38	(211)
Charge to income statement	-	55	222	59	371	707
Releases to income statement	-	(38)	-	(4)	(96)	(138)
Provisions utilised	(81)	(114)	(44)	(113)	(398)	(750)
At 30 June 2017	1,094	911	6,579	909	1,734	11,227

Currency translation and other movements	-	1	(159)	(4)	(14)	(176)
Charge to income statement	-	1	-	105	118	224
Releases to income statement	-	(1)	-	(2)	(1)	(4)
Provisions utilised (3)	(115)	(84)	(3,588)	(221)	(154)	(4,162)
At 30 September 2017	979	828	2,832	787	1,683	7,109

Notes:

(1)	Closing provision predominantly relates to investment advice, packaged accounts (including costs) and tracker mortgages.
(2)

The Group recognised a £750 million provision in 2016 as a consequence of the announcement that HM Treasury is seeking a revised package of remedies that would conclude its remaining State Aid commitments. An additional charge of £50 million was taken in Q2 2017 following further revisions to the package, taking the total provision to £800 million.

(3)

Q3 2017 utilisation includes the $4.75 billion payment made following the settlement reached between RBS and the Federal Housing Finance Agency in relation to RBS’s issuance and underwriting of RMBS in the US.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Notes

3. Material developments in litigation, investigations and reviews

RBS’s 2017 Interim Results issued on 4 August 2017 included comprehensive disclosures about RBS’s litigation, investigations and reviews in Note 12. Set out below are the material developments in these matters since the 2017 Interim Results were published. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

Among other RMBS litigation, RBS Securities Inc. (RBSSI) remains a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA, finding, as relevant to RBS, that the offering documents for four Nomura-issued RMBS for which RBSSI served as an underwriter contained materially misleading statements about the mortgage loans that backed the securitisations. Nomura and RBS appealed. On 28 September 2017, the court’s judgment against Nomura and RBSSI was affirmed by the United States Court of Appeals for the Second Circuit.

RBSSI estimates that its net exposure under the court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBSSI (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBSSI pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision.  The judgment is stayed pending potential further appeal by the defendants, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBSSI intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS continues to caution that, in connection with its RMBS litigation matters and RMBS investigations taken as a whole, further substantial provisions and costs may be recognised and, depending upon the final outcomes, other adverse consequences may occur.

London Interbank Offered Rate (LIBOR)

As previously disclosed, certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. On 18 August 2017, the court in the action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate dismissed all claims against RBS for lack of personal jurisdiction; however, the court is allowing the plaintiffs to replead their complaint. On 25 September 2017, the court in the action relating to Swiss Franc LIBOR dismissed all claims against all defendants; however, the court is allowing the plaintiffs to replead their complaint.  Both of these actions are pending in the United States District Court for the Southern District of New York.

FX antitrust litigation

On 3 August 2017, the United States District Court for the Southern District of New York held that the amended complaint in the FX-related antitrust class action on behalf of a purported class of “consumers and end-user businesses” adequately pleads that the class has the requisite antitrust standing.  As a result, the discovery phase has commenced. RBS and the other defendants are seeking reconsideration of the court’s decision regarding standing or, in the alternative, permission to take an immediate appeal to the United States Court of Appeals for the Second Circuit.

Notes

3. Material developments in litigation, investigations and reviews (continued)

Weiss v. National Westminster Bank Plc (NatWest)

As previously disclosed, NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 5 October 2017, the United States District Court for the Eastern District of New York dismissed claims against NatWest with respect to two terrorist attacks, but denied NatWest’s summary judgment motion with respect to claims arising from 16 other attacks. No trial date has been set.

Investigations and reviews

RMBS and other securitised products investigations

On 26 October 2017, the United States Attorney for the District of Connecticut (USAO) announced that it entered into a Non-Prosecution Agreement (NPA) with RBSSI in connection with misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities.  The NPA, which recognises RBSSI’s timely self-reporting and cooperation, requires RBSSI to pay a penalty of US$35 million, reimburse customers at least US$9.1 million, and continue to cooperate with the investigation.  These amounts are covered by existing provisions.  As part of the NPA, the USAO has agreed not to file criminal charges against RBSSI relating to certain conduct and information described in the NPA if RBSSI complies with the NPA during its one-year term.  In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI.

FCA review of RBS’s treatment of SMEs

On 23 October 2017, the FCA published an interim account incorporating a summary of the Skilled Person’s report which stated that, further to the general investigation announced in November 2016, the FCA has decided to carry out a more focused investigation.

4. Post balance sheet events

Other than matters disclosed, there have been no further significant events between 30 September 2017 and the date of approval of this announcement.

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2017.

As at 30 September 2017
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	11,906
Retained income and other reserves	36,822

Owners’ equity	48,728

RBS indebtedness
Subordinated liabilities	14,248
Debt securities in issue	31,700

Total indebtedness	45,948

Total capitalisation and indebtedness	94,676

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Other than the details above the information contained in the table above has not changed materially since 30 September 2017.

Additional information

Other financial data (continued)

		Year ended 31 December
	Nine months ended 30 September 2017 (1)	2016	2015	2014	2013	2012

Return on average total assets (2)	0.2%	(0.8%)	(0.2%)	(0.3%)	(0.7%)	(0.4%)
Return on average ordinary shareholders’ equity (3)	4.4%	(15.3%)	(4.0%)	(6.5%)	(14.7%)	(8.9%)
Average total equity as a percentage of average total assets	6.9%	6.2%	6.0%	5.8%	5.5%	5.2%
Ratio of earnings to combined fixed charges and preference share dividends (4,5)
- including interest on deposits	2.14	(0.45)	0.17	1.52	(0.51)	0.13
- excluding interest on deposits	3.34	(2.13)	(1.17)	2.61	(5.12)	(3.73)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	2.79	(0.53)	0.19	1.67	(0.55)	0.13
- excluding interest on deposits	6.41	(3.25)	(1.60)	3.58	(6.95)	(4.80)

Notes:

(1)	Based on unaudited numbers.
(2)	Return on average total assets represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average ordinary shareholders' equity represents profit/(loss) attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(4)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)

The earnings for the years ended 31 December 2016, 2015, 2013 and 2012 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015, 2013 and 2012 was £4,586 million, £3,088 million, £9,247 million and £6,353 million respectively. The coverage deficiency for fixed charges for the years ended 31 December 2016, 2015, 2013 and 2012 was £4,082 million, £2,703 million, £8,849 million and £6,052 million respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Richard Fisher

Richard Fisher

Chief Accountant

1 November 2017